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OMV Investor News



May 26, 2010

Results of OMV's Ordinary Annual General Meeting 2010

- Dividend of EUR 1.00 per share approved
- Authorization granted for the 2010 Long Term Incentive Plan
- Election of members of the Supervisory Board
- Amendments to the Articles of Association approved

OMV's Ordinary Annual General Meeting has approved a dividend of EUR 1.00 per share for 2009 as well as all agenda resolutions. OMV CEO Wolfgang Ruttenstorfer said: "The calendar year 2009 was shaped by the global economic crisis and did not leave our industry unscathed. The average dollar price of Brent was significantly below the previous year's level and remained volatile, climbing from USD 40 per barrel at the start of the year to almost USD 80 per barrel by mid-November. Nevertheless, we succeeded in strengthening our balance sheet and improving our cost base. Our far-sighted planning, robust financial structure and integration strategy showed themselves to be safeguards of sustainable success in this challenging environment."

Today's General Meeting has approved a dividend of EUR 1.00 per share, which corresponds to a payout ratio of 52%. The payment date was agreed for June 1, 2010. The meeting was presented the duly adopted annual financial statements and discharged the Executive Board and Supervisory Board. The annual remuneration of the Supervisory Board was set at the same level as in 2009. Deloitte Audit Wirtschaftsprüfungs GmbH was re-elected as auditor for 2010.

2010 Long Term Incentive Plan
The General Meeting has granted the authorization for the 2010 Long Term Incentive Plan, which is a long-term compensation instrument for the Executive Board and selected senior executives in order to promote mid- and long-term value creation at OMV. Following characteristics have been approved accordingly: Duration, eligibility, investment requirements, success criteria, minimum and maximum bonus shares as well as withdrawal rules.

Election of members of the Supervisory Board
Due to the resignation of Mr. Rainer Wieltsch and Mr. Mohamed Al Khaja from the Supervisory Board as of the end of this Annual General Meeting, the following people were elected as

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members of the Supervisory Board until the close of the General Meeting which concerns the fiscal year 2013:
- Mr. Khadem Al Qubaisi,
- Mr. Wolfgang C. Berndt.

The CVs of all members of the Supervisory Board are available on OMV's website.

Amendments to the Articles of Association
The General Meeting has approved amendments to the Articles of Association to exclude the evidencing of shares by certificates, to reflect recently enacted legislature and to make terminological adjustments.

Voting results will be posted on the OMV site at www.omv.com > Investor Relations > Events > Annual General Meeting.

Background information:

OMV Aktiengesellschaft
With Group sales of EUR 17.92 bn, a workforce of 34,676 employees in 2009, and a current market capitalization of approximately EUR 8 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.2 bn boe, a production of around 317,000 boe/d in 2009 and an annual refining capacity of 25.8 mn t, OMV is the largest energy Group in Central and Southeastern Europe. As of year-end 2009, OMV had 2,433 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 17 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe, approximately 75 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2009, OMV held a 36% stake in Borealis AG, one of the world's leading producers of polyolefins. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

Annual General Meeting 2010 „carbon neutral"
After having realized the first "carbon neutral" Annual General Meeting in Austria in 2007, OMV once more in 2010 contributes to sustainable development and climate protection by the way how the Annual General Meeting was organized. In order to do so, we have determined the CO_2 emissions caused by the realization of the Annual General Meeting, and we off-set these emissions through CO_2 reduction certificates bought from a selected project. Thus, the Annual General Meeting is realized carbon neutral for the fourth time. Carbon neutral means that unavoidable emissions of greenhouse gases into the atmosphere will be compensated by emission reductions achieved in climate protection projects. We have selected a wind power plant that generates renewable energy and hence contributes to reducing greenhouse gas emissions significantly. A carbon neutral Annual General Meeting is one of our various activities to ensure economic, environmental and social sustainability of our business activities.

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

Michaela Huber, Media Relations
Tel. +43 (1) 40 440-21661; e-mail: media.relations@omv.com

Homepage: www.omv.com

Next result announcement: January – June and Q2 2010 on August 4, 2010.


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